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16013287

SEC SE
Mail Processing
Section
FEB 29 2016
Washington DC
413

SION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49352

ANNUAL AUDITED REPORT FORM X-17A-5 PART III *

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Jeffrey Matthews Financial Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 B Vreeland Road, Suite 210
(No. and Street)

Florham Park (City) New Jersey (State) 07932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Stice 973-805-6222
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hoberman & Lesser, CPAs, LLP
(Name - *if individual, state last, first, middle name*)

252 West 37th Street (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2MS

OATH OR AFFIRMATION

I, Jeffrey Halpert ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Jeffrey Matthews Financial Group, L.L.C. ____

as of December 31, 2015 __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Managing Member

Title



Notary Public

AMY WARREN

Notary Public of New Jersey
My Commission Expires 5/28/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.
- ☑ (p) Exemption Review Report of Independent Registered Public Accounting Firm.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4



HOBERMAN & LESSER, LLP
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Jeffrey Matthews Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of The Jeffrey Matthews Financial Group, L.L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Jeffrey Matthews Financial Group, L.L.C. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Hoberman & Lesser, LLP

New York, NY
February 26, 2016

252 West 37th Street | New York, NY 10018-6636 | (212) 463-0900 | Fax: (212) 691-6452 | www.hobermanlesser.com

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash	$ 367,589
Receivable from clearing organization	165,487
Deposit with clearing organization	100,000
Securities owned, at market value	8,986,012
Secured demand notes collateralized by marketable securities	767,578
Accrued interest receivable	105,571
Property and equipment - at cost, net	133,613
Other assets	600,159
	$ 11,226,009
LIABILITIES AND MEMBERS' EQUITY	
Payable to clearing organization	$ 8,201,662
Accounts payable, accrued expenses and other liabilities	610,339
	8,812,001
Commitments	
Liabilities subordinated to claims of general creditors	1,267,578
Members' equity	1,146,430
	$ 11,226,009

See notes to financial statement.

THE JEFFREY MATTHEWS FINANCIAL GROUP, L.L.C.

NOTES TO FINANCIAL STATEMENT

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Jeffrey Matthews Financial Group, LLC (the "Company"), organized in 1996 as a New Jersey limited liability company, is a broker- dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates sales offices in New Jersey, Alabama, Connecticut, Florida and North Carolina and acts as a broker and dealer of products consisting primarily of municipal bonds, corporate bonds and stocks.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis. All investments at December 31, 2015 are held by the Company's clearing organization.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Member Equity
In accordance with the operating agreement, each member has made an initial capital contribution to the Company in varying amounts of cash. Additional capital contributions shall be required only with the written consent of the members. No interest shall be due from the Company on any capital contribution of any member. Net income and net losses in respect of each fiscal year of the Company shall be allocated to the members, on the last day of such fiscal year, in amounts proportionate with the members' interests in the Company.

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. The members' allocable share of the Company's income or loss are reportable on their income tax returns.

Federal, state and local income tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading debt and equity securities recorded at market values, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal obligations	$ 8,829,336	-
Corporate obligations and stocks	156,676	-
	$ 8,986,012	-

Stocks are valued based upon quoted market prices.

For Federal, state, municipal and corporate obligations, fair values are determined by third party pricing services that utilize proprietary pricing models to evaluate the holdings.

Corporate stocks totaling $17,451 are classified as Level 1 securities. All other securities owned are classified as Level 2 securities.

3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Office equipment	$ 76,995
Furniture and fixtures	43,863
Leasehold improvements	141,007
	261,865
Less - Accumulated depreciation and amortization	128,252
	$ 133,613

4 - OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$ 124,988
Security deposits	28,611
Due from affiliated companies	21,180
Notes receivable, employees	32,500
Due from employees	134,251
Due from former employees	200,000
Other assets	58,629
	$ 600,159

5 - PAYABLE TO CLEARING ORGANIZATION

The payable to clearing organization represents loans collateralized by marketable securities and bears interest at the broker call rate less 0.25%. The broker call rate was 2.25% at December 31, 2015.

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Non-interest borrowings under subordination agreements, from related parties, at December 31, 2015 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:

Due April 01, 2016	$ 21,169
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	21,286
Due April 30, 2018	64,784
Due June 30, 2017	295,000
Due June 30, 2017	9,510
Due June 30, 2017	18,701
Due June 30, 2017	21,274
Due June 30, 2017	32,855
Due June 30, 2017	32,855
Due June 30, 2017	165,000
	$ 767,578

6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

Borrowings under subordination agreements, from clearing broker, at December 31, 2015 are as follows:

Liabilities pursuant to a subordinated loan agreement are:

Due May 28, 2017	$ 500,000
	$ 500,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment. The note bears interest at the 30 day LIBOR rate, which was 0.24375 on December 31, 2015, plus 4%, and is guaranteed by the members.

7 - GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying occurrence or nonoccurrence of a specified event that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness ofothers.

The Company guarantees all of the customer margin account balances held by its clearingbroker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2015, was $1,743,008. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

8 – COMMITMENTS

The Company is obligated under non-cancelable operating leases for vehicles, equipment, and office facilities expiring in various years through February 2021. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes, maintenance and insurance.

8 – COMMITMENTS (Continued)

The Company also rents four additional sales offices on a month to month basis requiring monthly payments totaling $7,739.

The future minimum rental payments are as follows:

Year Ending December 31,	Total	Offices	Other
2016	$ 207,218	$ 130,234	$ 76,984
2017	183,583	135,049	48,534
2018	139,407	135,852	3,555
2019	79,524	79,524	-
2020	50,557	50,557	-
Thereafter	8,426	8,426	-
	$ 668,715	$ 539,642	$ 129,073

9 - RELATED PARTY TRANSACTIONS

Certain clients of the Company are also clients of Jeffrey Matthews Wealth Management, LLC or Jeffrey Matthews Advisory Group, LLC; registered investment advisors and companies under common control. A portion of the fees earned by Jeffrey Matthews Wealth Management and Jeffrey Matthews Advisory Group, representing compensation to financial advisors, are paid to the Company for inclusion in the Company payroll. On December 31, 2015, receivables from affiliates totaled $21,180.

10 - DEFERRED COMPENSATION PLAN

The Company maintains a 401(k) deferred compensation plan which covers substantially all full time employees. Participants are permitted, in accordance with the provisions of section 401(k) of the Internal Revenue Code, to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a discretionary basis. There was no Employer contribution made for the year ended December 31, 2015.

11 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2015, the Company had net capital of $984,500, which exceeded requirements by $884,500. The ratio of aggregate indebtedness to net capital was 0.62 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

13 - RISKS AND UNCERTAINTIES

The Company invests in certain securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the balance sheet.

14 - SECONDARY CLEARING RELATIONSHIP

The Company maintains a secondary clearing relationship with another registered broker-dealer through which the secondary clearer utilizes the Company's clearing firm to clear its transactions. The Company's clearing firm maintains separate records of the activities of the secondary clearer, however the Company is responsible for any errors or losses which the secondary clearer cannot pay. The secondary clearer maintains no customer accounts and only executes fixed income transactions with other registered broker-dealers on a riskless principal basis. As of December 31, 2015, the secondary clearer maintained a clearing deposit with the Company's clearing firm of $50,000 and a trading account balance of $39,309, which reflects the trading profits of the secondary clearer that have not yet been paid to the secondary clearer.

15 – LITIGATION

The Company has been named as a respondent in a FINRA arbitration brought by another broker-dealer alleging inappropriate hiring practices. The arbitration does not specify an amount of damages being sought. The Company believes it acted appropriately and has retained counsel to defend itself. Although the Company believes it will prevail, the outcome is uncertain. The Company has not established a reserve for potential damages.

16 - SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2015 have been evaluated through February 27, 2016, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2015. No subsequent events were identified that required disclosure.